

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 22, 2018

<u>Via E-Mail</u>
Patrick J. Ward
Vice President and Chief Financial Officer
Cummins, Inc.
500 Jackson Street
Columbus, IN 47202

> **Re: Cummins, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 14, 2018**
> **File No. 1-4949**

Dear Mr. Ward:

We refer you to our comment letter dated April 17, 2018 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Sharon Barner
        Vice President and General Counsel

        Amanda Ravitz
        Assistant Director